Exhibit 99.1
RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND THE BOARD MEETING OF GRAVITY CO., LTD.
Gravity Co., Ltd. (the “Company”) held its Extraordinary General Meeting of Shareholders (the “EGM”) at the Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea at 10:00 AM on June 12, 2009.
The EGM was held with a quorum present, and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:
•	Agendum 1: the shareholders approved the appointment of one new director, Mr. Jong Gyu Hwang.

•	Agendum 2: the shareholders approved the proposed amendments to the Articles of Incorporation.
The Company’s Board of Directors, including the newly elected director, held a meeting immediately following the EGM (the “Board Meeting”). At the Board Meeting, Mr. Jong Gyu Hwang, the new independent director of the Company, was appointed as a new audit committee member and Mr. Kazuki Morishita, who had been an audit committee member since September 5, 2008, resigned from the audit committee. As a result of the appointment of Mr. Jong Gyu Hwang and the resignation of Mr. Kazuki Morishita, the Company has an audit committee comprised of three independent directors as required under Nasdaq Listing Rule 5605(c)(2)(A)(ii).
The Board of Directors also appointed Mr. Jong Gyu Hwang to the Director Nomination Committee and the Compensation Committee to replace Mr. Kazuki Morishita. The Company’s three committees following the Board Meeting are comprised of the following independent directors:

	Chairperson of Committee	Members
Audit Committee	Phillip Young Ho Kim	Phillip Young Ho Kim Luke Kang Jong Gyu Kwang
Director Nomination Committee	Luke Kang	Phillip Young Ho Kim Luke Kang Jong Gyu Kwang
Compensation Committee	Phillip Young Ho Kim	Phillip Young Ho Kim Luke Kang Jong Gyu Kwang
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 39 countries and markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7801
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